Exhibit 95

The Monarch Cement Company

Mine Safety Disclosures

    The following disclosures are provided pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which requires certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (the "Mine Act"). Under the Dodd-Frank Act, the SEC has proposed rules to carry out the purposes of these provisions, but has not issued final rules as of the date of this report. While we believe the following disclosures meet the requirements of the Dodd-Frank Act, it is possible that final rulemaking by the SEC will require disclosures to be presented in a form that differs from the following.

    Whenever the Mine Safety and Health Administration (the "MSHA") believes that a violation of the Mine Act, any health or safety standard, or any regulation has occurred, it may issue a citation or order which describes the violation and fixes a time within which the operator must abate the violation. In some situations, such as when the MSHA believes that conditions pose a hazard to miners, MSHA may issue an order requiring cessation of operations, or removal of miners from the area of the mine, affected by the condition until the hazards are corrected. Whenever MSHA issues a citation or order, it has authority to propose a civil penalty or fine, as a result of the violation, that the operator is ordered to pay.

    The table that follows reflects citations, orders, violations and proposed assessments issued to The Monarch Cement Company (the "Company") by MSHA during the quarter ended September 30, 2011 for each of the three mines subject to the Mine Act that are operated by the Company and all pending legal actions as of September 30, 2011. Due to timing and other factors, the data may not agree with the mine data retrieval system maintained by MSHA at www.MSHA.gov.

	Three month period ended September 30, 2011
Mine Name (MSHA ID)	The Monarch Cement Company (1400124)	Valencia Sand Pit #1 (1400503)	Pratt Sand (1401712)
Total No. of significant and substantial violations under Mine Act §104	0	0	0
Total no. of orders under Mine Act §104(b)	0	0	0
Total no. of unwarrantable compliance failure citations and orders under Mine Act §104(d)	0	0	0
Total no. of flagrant violations under Mine Act §110(b)(2)	0	0	0
Total no. of imminent danger orders under Mine Act §107(a)	0	0	0
Total dollar value of proposed assessments from MSHA for the period	$0	$0	$0
Total no. of mining related fatalities	0	0	0
Received written notice under Mine Act §104(e) (yes/no)?	no	no	no
Pending legal action before the Federal Mine Safety and Health Review Commission (yes/no)?	yes	no	no

    Citations and orders can be contested before the Federal Mine Safety and Health Review Commission (the "Commission"), and as part of that process, are often reduced in severity and amount, and are sometimes dismissed. The Commission is an independent adjudicative agency that provides administrative trial and appellate review of legal disputes arising under the Mine Act. These cases may involve, among other questions, challenges by operators to citations, orders and penalties they have received from MSHA. As of September 30, 2011, the Company had a total of 6 matters pending before the Commission, all relating to The Monarch Cement Company facility. These matters concern citations, orders, or proposed assessments issued by MSHA during 2011.